June 12, 2014

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares
Amendment No. 1 to Registration Statement on Form S-1
Filed May 23, 2014
File No. 333 195355

Dear Mr. Schiffman:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated June 4, 2014, containing comments on the Company’s above-referenced amendment to the Registration Statement on Form S-1.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Prior Comment 6
Private Placement, page 7

1.
We restate the comment to quantify the share ownership of the purchasers in the private placement, other than directors and officers. Quantify the percentage of outstanding common stock represented by the 2,673,249 shares and by the 2,048,179 convertible preferred shares. State here the 24.9% ownership percentage of the 4% purchasers who will have the right post-offering to maintain their proportionate ownership.

We have revised the registration statement as requested.

*           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181 or our counsel, Charles W. Kemp at Williams Mullen, at (804) 420-6929.

Thank you for your assistance in this matter.

Yours truly,

/s/ Samuel L. Neese

Samuel L. Neese
Executive Vice President and Chief Executive Officer